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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2026

CONCREIT FUND I LLC

(Exact name of issuer as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	84-2200971 (I.R.S. Employer |Identification No.)

1201 3rd Ave Ste 2200 Seattle, WA 98101 (Full mailing address of principal executive offices)

(206) 350-7570 (Issuer’s telephone number, including area code)

Investor Shares

 (Title of each class of securities issued pursuant to Regulation A)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the unaudited consolidated financial statements and related notes thereto included elsewhere in this semiannual report on Form 1-SA.

All capitalized terms used herein and not otherwise defined on this Form 1-SA will have the meanings set forth in the Offering Circular (defined below).

Forward-Looking Statements

This semiannual report on Form 1-SA contains forward-looking statements about our business, operations and financial performance, including statements about our plans, strategies and objectives. Our use of words like “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “will” and similar expressions or statements regarding future periods or events are intended to identify forward-looking statements. These statements address our plans, strategies and objectives for future operations, including in relation to future growth and availability of funds, and are based on current expectations which involve numerous risks, uncertainties and assumptions. Assumptions relating to these statements involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to accurately predict and many of which are beyond our control. Although we believe the assumptions underlying the forward-looking statements, and the forward-looking statements themselves, are reasonable, any of the assumptions could prove to be inaccurate and, therefore, there can be no assurance that these statements will themselves prove accurate and our actual results, performance and achievements may materially differ from those expressed or implied by these statements as a result of numerous factors, including, without limitation, those discussed elsewhere on this Form 1-SA and under the heading “Risk Factors” in our offering circular dated May 6, 2025 (the “Offering Circular”), as the same may be amended or supplemented from time to time, a copy of which may be accessed here, as well as from time to time in our other filings with the Securities and Exchange Commission (the “Commission”). In light of the significant uncertainties inherent in these forward-looking statements, the inclusion of this information should not be regarded as a representation by us or any other person that our plans, strategies and objectives, which we consider to be reasonable, will be achieved. We do not undertake to revise or update any forward-looking statements.

Operating Results

Overview

Concreit Fund I LLC (the “Company”, “Fund”, “we”, “us”, “our” and “Concreit”) is a Delaware limited liability company formed to invest in and manage a diversified portfolio of Real Estate Investments in the United States. During the six months ended June 30, 2026 and 2025, we raised total gross offering proceeds of approximately $1,243,325 and $66,842 (excluding redemptions) in exchange for 1,295,130 and 69,627 Investor Shares, respectively. The increase reflects the resumption of our offering following the qualification of our offering statement by the Commission on June 30, 2025. During most of the 2025 period, new subscriptions and dividend reinvestments were suspended pending requalification.

We are externally managed by Concreit Fund Management LLC (our “Manager”), which is a wholly-owned subsidiary of Concreit Inc., a Delaware corporation (our “Sponsor”). Our Sponsor owns and operates an online investment platform www.concreit.com (the “Concreit Platform”) and the investment mobile application (the “Concreit App”) that allows potential investors to become equity holders in real estate opportunities that may have been historically difficult to access for most retail investors. Our Manager has the authority to make all of the decisions regarding our Real Estate Investments, subject to the limitations in our Operating Agreement and the direction and oversight of our Manager’s investment advisory committee. Currently, we do not have any employees, nor do we currently intend to hire any employees who will be compensated directly by us.

Results of Operations

Revenue

For the six months ended June 30, 2026, we generated revenue of approximately $392,407, compared to approximately $353,422 for the six months ended June 30, 2025, an increase of approximately 11.0%. This revenue is primarily attributable to interest income on capital deployed in debt instruments, together with dividend income from our private equity investments. As of June 30, 2026, we had deployed approximately $7,799,926 in Real Estate Investments, compared to approximately $7,474,275 as of June 30, 2025. We continue to focus on short-duration, collateral-backed debt investments, which we believe supports portfolio stability and consistent income generation.

Other Income

For the six months ended June 30, 2026, we recognized other income of $125,000 from a recovery of investment loss from a related party. During the year ended December 31, 2025, we recorded a $125,000 impairment of one of our private equity investments, reducing its carrying value from $500,000 to $375,000. Our Manager had committed to fund potential losses on this investment of up to $125,000, and during the six months ended June 30, 2026, our Sponsor, Concreit Inc., paid the Fund $125,000 in satisfaction of that commitment. This recovery is non-recurring and does not reflect a change in the value or performance of the underlying investment. No comparable income was recognized for the six months ended June 30, 2025.

Expenses

For the six months ended June 30, 2026, we incurred aggregate expenses of approximately $97,853, compared to approximately $87,413 for the six months ended June 30, 2025, an increase of approximately 11.9%. Expenses consist primarily of asset management and other fees payable to our Manager and its affiliates, which totaled approximately $69,748 for the six months ended June 30, 2026, and other general and administrative expenses, including bank service charges and broker-dealer fees. Historically, Concreit Inc. has covered certain general and administrative expenses associated with running our business. Concreit Inc. has begun to recoup the cost of these covered expenses.

Distributions

For the six months ended on June 30, 2026, the following table summarizes the distributions declared and paid by the Company:

Distribution Period	Daily Distribution Amount per Investor Share	Date of Declaration	Payment Date	Annualized Yield
12/27/2025 - 01/02/2026	$0.00017500000000	12/30/2025	01/02/2026	6.30%
01/03/2026 - 01/09/2026	$0.00017500000000	12/30/2025	01/09/2026	6.30%
01/10/2026 - 01/16/2026	$0.00017500000000	12/30/2025	01/16/2026	6.30%
01/17/2026 - 01/23/2026	$0.00017500000000	12/30/2025	01/23/2026	6.30%
01/24/2026 - 01/30/2026	$0.00017500000000	12/30/2025	01/30/2026	6.30%
01/31/2026 - 02/06/2026	$0.00017500000000	01/30/2026	02/06/2026	6.30%
02/07/2026 - 02/13/2026	$0.00017500000000	01/30/2026	02/13/2026	6.30%
02/14/2026 - 02/20/2026	$0.00017500000000	01/30/2026	02/20/2026	6.30%
02/21/2026 - 02/27/2026	$0.00017500000000	01/30/2026	02/27/2026	6.30%
02/28/2026 - 03/06/2026	$0.00017500000000	02/27/2026	03/06/2026	6.30%
03/07/2026 - 03/13/2026	$0.00017500000000	02/27/2026	03/13/2026	6.30%
03/14/2026 - 03/20/2026	$0.00017500000000	02/27/2026	03/20/2026	6.30%
03/21/2026 - 03/27/2026	$0.00017500000000	02/27/2026	03/27/2026	6.30%
03/28/2026 - 04/03/2026	$0.00017500000000	02/27/2026	04/03/2026	6.30%
04/04/2026 - 04/10/2026	$0.00017500000000	03/31/2026	04/10/2026	6.30%
04/11/2026 - 04/17/2026	$0.00017500000000	03/31/2026	04/17/2026	6.30%
04/18/2026 - 04/24/2026	$0.00017500000000	03/31/2026	04/24/2026	6.30%
04/25/2026 - 05/01/2026	$0.00017500000000	03/31/2026	05/01/2026	6.30%
05/02/2026 - 05/08/2026	$0.00017500000000	04/30/2026	05/08/2026	6.30%
05/09/2026 - 05/15/2026	$0.00017500000000	04/30/2026	05/15/2026	6.30%
05/16/2026 - 05/22/2026	$0.00017500000000	04/30/2026	05/22/2026	6.30%
05/23/2026 - 05/29/2026	$0.00017500000000	04/30/2026	05/29/2026	6.30%
05/30/2026 - 06/05/2026	$0.00017500000000	05/29/2026	06/05/2026	6.30%
06/06/2026 - 06/12/2026	$0.00017500000000	05/29/2026	06/12/2026	6.30%
06/13/2026 - 06/19/2026	$0.00017500000000	05/29/2026	06/19/2026	6.30%
06/20/2026 - 06/26/2026	$0.00017500000000	05/29/2026	06/26/2026	6.30%

(1) Annualized yield numbers represent the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $1.00 per Investor Share purchase price. While our Manager is under no obligation to do so, each annualized basis return assumes that our Manager would declare distributions in the future similar to the distributions for each period presented, and there can be no assurance that our Manager will declare such distributions in the future or, if declared, that such distributions would be of a similar amount.

Liquidity and Capital Resources

We are dependent upon the net proceeds from our Offering to conduct our operations. Our capital sources may include the net proceeds from our Offering and concurrent Private Placement to Accredited Investors under Regulation D, cash flow from operations, net proceeds from asset dispositions and sales, and any leverage we may employ. As of June 30, 2026 we had deployed approximately $7,799,926 for 23 Real Estate Investments and had approximately $450,347 in cash, or cash equivalents. We anticipate that proceeds from our Offering will provide sufficient liquidity to meet future funding commitments as well as our operational costs. We fund redemptions under our Redemption Plan from proceeds of our Offering, repayments and payoffs of our loan participations, and cash flow from operations. Because our loan participations are short-duration investments that turn over regularly, scheduled repayments provide a recurring source of liquidity for redemptions, new investments and operating costs.

As of June 30, 2026, we had no outstanding debt.

In the event we are unable to fully raise the maximum offering amount of $73,082,617, we will make fewer investments resulting in less diversification with respect to our Real Estate Investments. Although we are planning on concentrating investments in debt instruments which typically generate less fluctuations, the value of Investor Shares will fluctuate with the performance of the Real Estate Investments we acquire. Further, we have certain direct and indirect operating expenses. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income and would limit our ability to make distributions.

Trend Information

In 2026, the U.S. economic landscape has been shaped by persistent inflationary pressure and heightened geopolitical instability. At its July 2026 meeting, the Federal Reserve held the federal funds target range steady at 3.50% to 3.75%, a decision that drew three dissenting votes in favor of an immediate rate increase; the effective federal funds rate stood at approximately 3.63% as of late August 2026. Consumer prices rose 3.4% year-over-year in July 2026, with energy costs up nearly 15% annually as an escalating conflict involving Iran and disruptions to shipping through the Strait of Hormuz have pushed national average gasoline prices above $4.10 per gallon, well above year-earlier levels. Core inflation, excluding food and energy, remained more moderate at 2.5% year-over-year, and the labor market has been comparatively stable, with job gains broadly keeping pace with growth in the workforce. Market participants increasingly anticipate the Federal Reserve may raise rates at its September 2026 meeting to reinforce its inflation-fighting credibility, a shift from expectations earlier in the year that further rate cuts were likely. Continued geopolitical instability, energy price volatility, and uncertainty over the future path of monetary policy remain significant sources of macroeconomic risk.

Real Estate Market Condition

The U.S. real estate market in 2026 has shown increasing divergence by geography and property type rather than moving uniformly. National home price growth slowed to approximately 1.2% year-over-year as of mid-2026, with previously strong Southern and Western markets softening amid rising inventory and affordability pressures, while parts of the Midwest and Northeast saw accelerating price gains of roughly 5% to over 6% annually. A substantial wave of commercial real estate debt, estimated at more than $800 billion, is scheduled to mature in 2026, and with banks continuing to pull back from commercial property lending, private lenders now represent an estimated 40% or more of non-agency real estate loan originations, a share that has continued to grow.

Investor Sentiment and Fund Strategy

In this climate, investor preference continues to tilt toward real estate debt instruments offering defensive, collateral-backed exposure with comparatively lower volatility than other credit strategies. This preference has been reinforced in 2026 by stress emerging in parts of the broader private credit market, particularly among business development companies with concentrated exposure to corporate borrowers in technology and software sectors facing disruption-related credit risk. As investors seek alternatives, real estate-backed debt, collateralized by tangible property assets, has attracted increasing capital, with real estate debt funds raising approximately $51 billion in 2025, their strongest year of fundraising since 2021. Capital allocations are increasingly directed toward private debt strategies, with private lenders playing a vital role in bridging financing gaps that banks and traditional lenders are unable or unwilling to fill.

Consistent with these macro trends, we have maintained our focus on capital preservation and income generation through short-duration, high-yield debt investments, with ongoing tactical portfolio adjustments in response to rate shifts and real estate fundamentals. The Fund is closely monitoring credit quality, macroeconomic indicators, and sector-specific risks, and remains prepared to respond to both market opportunities and threats.

Market Risks

Key market risks for the Fund in the second half of 2026 include the possibility of renewed Federal Reserve policy tightening, persistent and potentially escalating inflation driven by energy price volatility tied to the ongoing conflict affecting the Strait of Hormuz, and continued uncertainty surrounding domestic and international political developments. Gasoline prices have risen sharply in 2026, and further disruption to global energy supply could contribute to renewed inflationary pressure, higher borrowing costs, and reduced transaction activity across real estate markets. In addition, while stress in portions of the private credit market has thus far remained concentrated outside of real estate lending, the substantial commercial real estate debt maturity wall, combined with continued bank lending caution, could strain refinancing capacity if private lending sources were to pull back at the same time.

The Fund’s management believes the current economic environment, marked by geopolitical instability, energy price volatility, and renewed uncertainty over the direction of monetary policy, requires disciplined risk management, with an emphasis on liquidity preservation, conservative underwriting, and targeted exposure to real estate-backed credits displaying strong fundamentals and resilient cash flow profiles.

Off-Balance Sheet Arrangements

As of June 30, 2026, we had no off-balance sheet arrangements.

Recent Developments

Distributions

The following table summarizes the distributions declared and paid by the Company since July 1, 2026 through September 15, 2026:

Distribution Period	Daily Distribution Amount per Investor Share	Date of Declaration	Payment Date	Annualized Yield
06/27/2026 - 07/03/2026	$0.00017500000000	05/29/2026	07/03/2026	6.30%
07/04/2026 - 07/10/2026	$0.00017500000000	06/30/2026	07/10/2026	6.30%
07/11/2026 - 07/17/2026	$0.00017500000000	06/30/2026	07/17/2026	6.30%
07/18/2026 - 07/24/2026	$0.00017500000000	06/30/2026	07/24/2026	6.30%
07/25/2026 - 07/31/2026	$0.00017500000000	06/30/2026	07/31/2026	6.30%
08/01/2026 - 08/07/2026	$0.00017500000000	07/30/2026	08/07/2026	6.30%
08/08/2026 - 08/14/2026	$0.00017500000000	07/30/2026	08/14/2026	6.30%
08/15/2026 - 08/21/2026	$0.00017500000000	07/30/2026	08/21/2026	6.30%
08/22/2026 - 08/28/2026	$0.00017500000000	07/30/2026	08/28/2026	6.30%
08/29/2026 - 09/04/2026	$0.00017500000000	07/30/2026	09/04/2026	6.30%
09/05/2026 - 09/11/2026	$0.00017500000000	08/31/2026	09/11/2026	6.30%

Investments

See note 8 of the financial statements for details related to the investments by the Company from July 1, 2026 through September 15, 2026.

Redemption Plan

From July 1, 2026 through September 15, 2026 we have received $342,319 in redemption requests and have redeemed approximately 349,660 shares for $335,424.

Item 2. Other Information

REIT Election and Status

We elected to be taxed as a real estate investment trust (“REIT”) under the Internal Revenue Code of 1986, as amended (the “Code”), commencing with the taxable year ended December 31, 2024, and qualified for taxation as a REIT for the taxable years ended December 31, 2024 and 2025. We intend to continue to qualify and be taxed as a REIT for the taxable year ending December 31, 2026 and thereafter.

As a REIT, we generally are not subject to U.S. federal income tax on the portion of our taxable income distributed to our Investor Members, provided that we continue to satisfy the applicable organizational and operational requirements under the Code. If we fail to qualify as a REIT in any taxable year, we would be subject to U.S. federal income tax at regular corporate rates and generally would be precluded from re-electing REIT status for four taxable years following the year of disqualification.

We believe we are organized and operating in conformity with the requirements for REIT qualification and intend to continue to operate in a manner that will enable us to maintain such qualification.

Item 3. Financial Statements (unaudited)

CONCREIT FUND I LLC

STATEMENTS OF FINANCIAL CONDITION

As of June 30, 2026 (unaudited)

and December 31, 2025 (audited)

	06/30/2026	12/31/2025
Assets:
Cash and cash equivalents	$450,347	$72,372
Dividends and interest receivable	84,202	77,701
Related party receivable	5,925	49,363
Equity investments, at cost	1,775,000	1,775,000
Loan participations	6,024,926	7,023,205
Total assets	$8,340,400	$8,997,641

Liabilities and Members’ Equity:

Liabilities:
Due to related parties	$9,413	$69,313
Accrued liabilities	27,230	81,751
Total liabilities	36,643	151,064

Commitments and contingencies (Note 4)

Members’ Equity:
Investor shares	8,311,653	9,051,140
Retained earnings / (Accumulated deficit)	(7,896)	(204,563)
Total members’ equity	8,303,757	8,846,577
Total liabilities and members’ equity	$8,340,400	$8,997,641

See accompanying notes to financial statements.

CONCREIT FUND I LLC

STATEMENTS OF INCOME

For the Six Months Ended June 30, 2026 (unaudited)

and Six Months Ended June 30, 2025 (unaudited)

	06/30/2026	06/30/2025
Investment Income:
Dividend and interest income	$392,407	$353,422
Operating Expense:
General and administrative	97,853	87,413
Operating income	$294,554	$266,009
Other Income:
Recovery of investment loss – related party (Note 6)	125,000	—
Net income	$419,554	$266,009

Weighted average common shares outstanding –
Basic & Diluted	8,690,705	7,977,313

Net income per share, basic and diluted	$0.05	$0.03

See accompanying notes to financial statements.

CONCREIT FUND I LLC

STATEMENT OF MEMBERS’ EQUITY

For the Six Months Ended June 30, 2026 (unaudited)

and Six Months Ended June 30, 2025 (unaudited)

	Investor Shares		Retained Earnings/ Accumulated	Total Members’
	Shares	Amount	Deficit	Equity
December 31, 2024	8,439,812	$8,124,809	$(42,746)	$8,082,063
Investor shares issued for cash	69,627	66,842	—	66,842
Redemptions	(929,257)	(892,086)	—	(892,086)
Distributions to members	—	—	(224,547)	(224,547)
Net income	—	—	266,009	266,009
June 30, 2025	7,580,182	$7,299,565	$(1,284)	$7,298,281

December 31, 2025	9,404,544	$9,051,140	$(204,563)	$8,846,577
Investor shares issued for cash	1,295,130	1,243,325	—	1,243,325
Redemptions	(2,065,681)	(1,982,812)	—	(1,982,812)
Distributions to members	—	—	(222,887)	(222,887)
Net income	—	—	419,554	419,554
June 30, 2026	8,633,993	$8,311,653	$(7,896)	$8,303,757

See accompanying notes to financial statements.

CONCREIT FUND I LLC

STATEMENT OF CASH FLOWS

For the Six Months Ended June 30, 2026 (unaudited)

and Six Months Ended June 30, 2025 (unaudited)

	06/30/2026	06/30/2025
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$419,554	$266,009
Changes in operating assets and liabilities:
Dividends and interest receivable	(6,501)	(15,918)
Due to related parties	(16,463)	109,263
Accrued liabilities	(54,521)	345,634
Net cash provided by operating activities	342,069	704,988

CASH FLOWS FROM INVESTING ACTIVITIES:
Net purchases of loan participations	(1,238,998)	(3,801,985)
Repayments of loan participations	2,237,277	4,341,119
Net cash used in investing activities	998,279	539,134

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from sale of investor shares	1,243,325	66,831
Redemptions by members	(1,982,812)	(892,086)
Distributions to members	(222,887)	(224,547)
Net cash provided by financing activities	(962,373)	(1,183,464)

Increase (decrease) in cash and cash equivalents	377,975	60,658
Cash and cash equivalents, beginning of year	72,372	286,634
Cash and cash equivalents, end of period	$450,347	$347,292

Supplemental disclosures of cash flow information:
Cash paid for interest	$—	$—
Cash paid for income taxes	$—	$—

See accompanying notes to financial statements.

CONCREIT FUND I LLC NOTES TO FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Concreit Fund I LLC (the “Fund”) was formed on May 24, 2019 (“Inception”) in the State of Delaware. The Fund’s headquarters are located in Seattle, WA.

Concreit Fund I LLC was formed to make investing into Commercial Real Estate (“CRE”) accessible to the everyday investor and make known the benefits of investing into CRE. The Fund operates as a real estate investment trust (“REIT”) and plans to originate, invest in and manage a diversified portfolio of commercial real investments and other real estate-related assets. Substantially all of the Fund’s business is externally managed by Concreit Fund Management LLC, a Delaware limited liability company (the “Manager”).

The Fund elected to be taxed as a REIT for U.S. federal income tax purposes commencing with its taxable year ended December 31, 2024, and intends to continue to operate in a manner that will allow it to maintain its qualification as a REIT. Although the Manager is not currently aware of any reason why the Fund would not continue to qualify as a REIT, it can give no absolute assurance that the Internal Revenue Service (the “IRS”) will not successfully challenge the Fund’s qualification as a REIT. To qualify as a REIT, a fund must have the bulk of its assets and income connected to real estate investment and must distribute at least 90 percent of its taxable income to shareholders annually in the form of dividends. In addition to paying out at least 90 percent of its taxable income annually in the form of shareholder dividends, a REIT must:

●	Be an entity that would be taxable as a corporation but for its REIT status;
●	Be managed by a board of directors or trustees;
●	Have shares that are fully transferable;
●	Have a minimum of 100 shareholders after its first year as a REIT;
●	Have no more than 50 percent of its shares held by five or fewer individuals during the last half of the taxable year;
●	Invest at least 75 percent of its total assets in real estate assets and cash;
●	Derive at least 75 percent of its gross income from real estate related sources, including rents from real property and interest on mortgages financing real property;
●	Derive at least 95 percent of its gross income from such real estate sources and dividends or interest from any source; and
●	Have no more than 25 percent of its assets consist of non-qualifying securities or stock in taxable REIT subsidiaries.

Going Concern / Management’s Plans

As of June 30, 2026, the Fund evaluated its ability to meet its obligations over the 12-month period following the date the financial statements were issued. Management identified that the Fund’s dependency on proceeds from securities offerings to fund operations remains an ongoing consideration. During the six months ended June 30, 2026 and 2025, the Fund raised $1,243,325 and $66,842, respectively, through its Regulation A Tier 2 offering, demonstrating continued access to capital markets. For the next 12 months, the Fund will utilize existing cash reserves and income from its approximately $7.8 million portfolio of Real Estate Investments. Management has determined that these plans are probable of execution and sufficient to alleviate substantial doubt about the Fund’s ability to continue as a going concern.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Fund conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Segment reporting policy

On January 1, 2024, the Company adopted Accounting Standards Update 2023-07 – Segment Reporting (Topic ASC 280) Improvements to Reportable Segment Disclosures. The ASU improves reportable segment disclosure requirements, primarily through enhanced disclosure about significant segment expenses. The enhancements under this update require disclosure of significant segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of segment profit or loss, require disclosure of other segment items by reportable segment and a description of the composition of other segment items, require annual disclosures under ASC 280 to be provided in interim periods, clarify use of more than one measure of segment profit or loss by the CODM, require that the title of the CODM be disclosed with an explanation of how the CODM uses the reported measures of segment profit or loss to make decisions, and require that entities with a single reportable segment provide all disclosures required by this update and required under ASC 280.

The Company’s Chief Executive Officer serves as the Chief Operating Decision Maker (“CODM”) and evaluates the financial performance of the business and makes resource allocation decisions on a consolidated basis. As a result, the Company operates as a single reportable segment under ASC 280, Segment Reporting, defined by the CODM as Secured Lending. The Company’s operations include making loans and collecting interest, all of which are managed centrally.

The CODM assesses financial performance based on revenue, operating profit, and key operating expenses.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Fund. Unobservable inputs are inputs that reflect the Fund’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.
Level 3	- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Risks and Uncertainties

The Fund’s business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. Interest rates have caused some dislocations in commercial real estate and may impact the Fund’s operations. A host of factors beyond the Fund’s control could cause fluctuations in these conditions, including but not limited to: its ability to raise sufficient funds from investors to acquire investments in commercial real estate, the availability of suitable loans or real estate properties to acquire, and changes to Regulation A+ Tier 2. Adverse developments in these general business and economic conditions could have a material adverse effect on the Fund’s financial condition and the results of its operations. By investing into loan participations, the Fund loses flexibility and control, could become overly reliant on the lead lender, may be unable to obtain information in a timely manner, and loses exposure under workout or liquidation.

Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Fund considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Investments in, and Income from, Private Equity Securities

The Fund holds equity securities in private companies representing less than 20% ownership. These investments do not provide the Fund with significant influence over the investees and lack readily determinable fair values. Accordingly, they are accounted for under the measurement alternative in ASC 321-10-35-2:

●	Initial recognition: Recorded at cost, including transaction costs.

●	Subsequent measurement: Adjusted for impairment losses and observable price changes in orderly transactions for identical/similar securities of the same issuer.

●	Income recognition: Dividends are recognized as income when declared by the investee.

The Fund assesses these investments for impairment quarterly. A loss is recognized in earnings if the investment’s fair value (determined using ASC 820) is below its carrying amount, and the decline is deemed non-recoverable.

As of June 30, 2026, the Fund holds three private equity investments with an aggregate carrying value of $1,775,000. During the year ended December 31, 2025, the Fund determined that one investment, in a private equity commercial real estate fund, was impaired as a result of elevated interest rates, tightening credit conditions and reduced investor demand in the private real estate market, and recorded an impairment charge of $125,000, reducing its carrying value from $500,000 to $375,000. During the six months ended June 30, 2026, the Fund received $125,000 from its Sponsor in satisfaction of the Manager’s commitment to fund losses on this investment (see Note 6). The recovery was recognized in other income and did not change the carrying value of the investment, which remains $375,000 as of June 30, 2026. The remaining two investments were evaluated for impairment and no impairment was identified.

Investments in Debt Securities and Loan Participations

The Fund classifies its debt securities as available-for-sale and carries them at fair value with unrealized gains and losses reported in accumulated other comprehensive income (OCI). Management has concluded that fair value approximates amortized cost for all securities in the portfolio, as interest rate fluctuations have not resulted in material differences between cost and fair value. Accordingly, no material unrealized gains or losses have been recognized in OCI for the periods presented.

Income is recorded as earned using the effective interest method. The Fund reviews investments quarterly for credit impairment under ASC 326. An allowance for credit losses is recorded when a decline in fair value below amortized cost is determined to be credit-related.

All investments in debt securities and loan participations are secured by the underlying real property collateral. In the event of borrower default, the Fund may exercise its rights to the collateral securing the investment.

As of June 30, 2026, the Fund is invested in 20 loan participations. The Fund has evaluated its portfolio and determined that no allowance for loan losses was necessary as of June 30, 2026. Accordingly, no provision for loan losses has been recorded in the financial statements for the period ended June 30, 2026.

Accrued Interest Receivables

In general, we do not record a loan loss reserve for accrued interest receivables. Uncollected accrued interest is reversed through interest income in a timely manner in line with our non-accrual and past due policies for loans.

The accrued interest receivables balance for June 30, 2026 and December 31, 2025, were $84,202 and $77,701, respectively.

Revenue Recognition

The Fund’s primary source of income is expected to be from lending activities. The Fund follows FASB ASC 606, Revenue from Contracts with Customers, and its related amendments. The Company determines revenue recognition through the following steps:

●	Identification of a contract with a customer;
●	Identification of the performance obligations in the contract;
●	Determination of the transaction price;
●	Allocation of the transaction price to the performance obligations in the contract; and
●	Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Fund expects to be entitled to in exchange for those goods or services.

The Fund recognizes investment revenue on a monthly basis when earned.

Income Taxes

The Fund is a limited liability company that is classified as a corporation for U.S. federal income tax purposes. The Fund elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended, commencing with its taxable year ended December 31, 2024, and intends to continue to operate in a manner that will allow it to maintain its qualification as a REIT. To maintain its qualification as a REIT, the Fund must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Fund’s annual REIT taxable income to its members. REIT taxable income is computed without regard to the dividends paid deduction or net capital gain and does not necessarily equal net income as calculated in accordance with generally accepted accounting principles. As a REIT, the Fund generally will not be subject to U.S. federal income tax to the extent it distributes qualifying dividends to its members. If the Fund fails to qualify as a REIT in any taxable year, it will be subject to U.S. federal income tax at regular corporate rates and generally will be precluded from re-electing REIT status for the four taxable years following the year of disqualification. Even if the Fund qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and to federal income and excise taxes on its undistributed income. All tax periods since Inception remain open to examination by the major taxing authorities in all jurisdictions where the Fund is subject to taxation. There are no ongoing tax examinations.

Earnings per Share

Earnings per share is computed by dividing net income by the weighted average number of investor shares outstanding during the period.

Concentration of Credit/Investment Risk

The Fund maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Fund may maintain balances in excess of the federally insured limits.

The Fund maintains significant investments originated through one counterparty. Investments with this borrower represent a concentration of credit risk, as adverse developments affecting the borrower could impact the performance of related assets.

As of June 30, 2026, approximately 18.2% of the Fund’s total investment portfolio originated through the counterparty. The Fund’s exposure to the borrower arises from its investment in seven real estate-backed loans, which are subject to the creditworthiness and operational performance of the borrower.

The Company manages concentration risk by periodically reviewing the financial health and operational practices of its borrowers and by monitoring the ongoing performance of the underlying investments. However, there can be no assurance that adverse events affecting any borrower will not have a material impact on the Fund’s financial position or results of operations.

Management continues to evaluate and, where appropriate, diversify its counterparties to mitigate concentration risk.

Recent Accounting Pronouncements

Under Section 107 of the JOBS Act, the Fund is permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The Manager has elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that the Fund (i) is no longer an emerging growth Fund or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

The Financial Accounting Standards Board (“FASB”) issues Accounting Standard Updates (“ASU”) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. The Fund believes those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Fund or (iv) are not expected to have a significant impact on the Fund.

ASU 2024-03 — Disaggregation of Income Statement Expenses

In November 2024, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40). The ASU requires entities to disclose additional information about specific expense categories included in the income statement, including purchases of inventory, employee compensation, depreciation and amortization, and intangible asset amortization. The ASU is effective for annual reporting periods beginning after December 15, 2026, and interim periods beginning after December 15, 2027, with early adoption permitted. The Fund is currently evaluating the impact of this guidance on its financial statement disclosures.

ASU 2023-09 — Income Tax Disclosures

In December 2023, the FASB issued Accounting Standards Update 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The ASU requires entities to disclose additional information in the rate reconciliation and additional disclosures about income taxes paid. Under the extended transition period the Fund has elected, the ASU is effective for annual reporting periods beginning after December 15, 2025, and will first apply to the Fund’s financial statements for the year ending December 31, 2026. The ASU’s requirements apply to annual financial statements only and do not affect these interim financial statements. Because the Fund has elected to be taxed as a REIT and generally is not subject to U.S. federal income tax on income it distributes to its members, the Fund does not expect the adoption of this guidance to have a material impact on its financial statement disclosures.

NOTE 3 – INVESTMENTS

Equity Investments in private corporations as of June 30, 2026 are as follows:

Type of Investment	06/30/2026 Invested Balance	12/31/2025 Invested Balance	Date of Acquisition (1)	Expected Rate (2)	06/30/2026 Dividend Income	12/31/2025 Dividend Income	06/30/2026 Receivables	12/31/2025 Receivables	Additional Notes
Private Equity	$400,000	$400,000	07/01/2022	9%	$15,473	$31,793	$3,000	3,000
Private Equity	$1,000,000	$1,000,000	10/07/2022	10%	$50,000	$108,333	$8,334	8,334
Private Equity	$375,000	$375,000	10/03/2022	8%	$4,284	$(6,433)	$—	—	(3)
	$1,775,000	$1,775,000			$69,757	$133,693	11,334	$11,334

(1) Represents the initial investment date and does not account for follow-on investments.
(2) Refers to the projected effective annual dividend rate for each investment. The expected rate presented does not distinguish between dividends that are paid current and dividends that accrue to the maturity date, nor does it include any increases in the expected rate that may occur in the future.

(3) Due to the non-performance of this investment, resulting from a rapid rise in interest rates and deteriorating capital market conditions, the Fund’s Manager determined that the investment no longer aligns with the Fund’s risk profile and submitted a redemption request. The investment manager has suspended redemption processing. As of December 31, 2025, the Fund had written off $21,667 in accrued interest deemed uncollectible and recorded an impairment of $125,000. The Fund’s Manager expects to recover the $375,000 carrying value of the investment. During the six months ended June 30, 2026, the Fund received $125,000 from its Sponsor in satisfaction of the Manager’s commitment to fund losses on this investment of up to $125,000 (see Note 6).

Investments as of June 30, 2026 are as follows:

Location	Type of Property	Type of Investment	6/30/26 UPB (1)	12/31/25 UPB (1)	Date Acquired	Rate (2)	Maturity (3)	6/30/26 Interest	12/31/25 Interest	6/30/26 Receivable	12/31/25 Receivable
Everett, WA	Single-family	Note	$270,998	$267,000	05/29/2024	10.00%	05/04/2026	$13,350	$26,297	$4,140	$2,225
Seattle, WA	Single-family	Note	$479,093	$479,093	10/04/2024	10.00%	06/06/2026	$23,955	$51,385	$3,992	$3,992
Cincinnati, OH	Single-family	Note	$181,467	$181,467	03/10/2025	9.30%	10/01/2026	$9,346	$13,689	$4,219	$1,406
Eastlake, OH	Single-family	Note	$159,331	$159,331	03/27/2025	9.30%	10/01/2026	$9,444	$11,319	$3,704	$3,704
Miamisburg, OH	Single-family	Note	$162,738	$162,738	03/28/2025	9.30%	10/01/2026	$8,381	$11,519	$3,784	$5,045
Memphis, TN	Single-family	Note	$247,050	$247,050	04/10/2025	9.30%	09/01/2026	$11,488	$16,594	$5,744	$1,915
Tacoma, WA	Single-family	Note	$255,000	$255,000	07/09/2025	9.00%	10/20/2026	$11,475	$11,531	$1,913	$1,913
Sultan, WA	Single-family	Note	$337,500	$337,500	07/09/2025	8.99%	10/08/2026	$16,858	$14,412	$2,528	$2,528
Edmonds, WA	Single-family	Note	$540,000	$540,000	08/01/2025	9.75%	07/06/2026	$26,325	$21,938	$4,388	$4,388
Port Orchard, WA	Single-family	Note	$359,500	$359,500	08/01/2025	9.10%	06/28/2026	$16,357	$13,631	$2,726	$2,726
Rosenberg, TX	Single-family	Note	$225,720	$225,720	09/12/2025	9.30%	10/01/2026	$10,496	$6,356	$5,248	$1,749
Spring, TX	Single-family	Note	$240,322	$240,322	09/12/2025	9.30%	10/01/2026	$11,174	$6,767	$5,587	$1,863
Tacoma, WA	Single-family	Note	$373,500	$373,500	09/17/2025	9.00%	09/23/2026	$17,741	$9,618	$2,801	$5,603
Tacoma, WA	Single-family	Note	$346,000	$346,000	10/24/2025	9.00%	12/11/2026	$17,126	$5,796	$5,190	$2,595
Tacoma, WA	Single-family	Note	$283,500	$283,500	10/24/2025	9.00%	05/18/2026	$14,175	$4,820	$2,126	$2,126
Atlanta, GA	Single-family	Note	$202,207	$202,207	11/21/2025	9.30%	12/01/2026	$9,401	$2,037	$4,701	$1,567
Seattle, WA	Single-family	Note	$275,000	$—	03/26/2026	9.00%	02/07/2027	$6,532	$—	$2,063	—
Seattle, WA	Single-family	Note	$330,000	$—	03/26/2026	9.00%	02/07/2027	$7,838	$—	$2,476	—
Seattle, WA	Single-family	Note	$630,000	$—	05/22/2026	8.75%	11/13/2026	$5,841	$—	$4,594	—
Sultan, WA	Single-family	Note	$126,000	$126,000	12/05/2025	9.00%	12/14/2026	$6,300	$819	$945	$945
Misc. (4)	—	—	$—	$—	—	—	—	$23,469	$13,758	$—	$—
			$6,024,926	$4,785,928				$277,072	$242,286	$72,868	$46,290

Debt Investments Paid off Prior to June 30, 2026 are as follows:

Location	Type of Property	Type of Investment	UPB at Payoff (1)	Date Acquired	Rate (2)	Payoff Date	6/30/26 Interest	12/31/25 Interest	6/30/26 Receivable	12/31/2025 Receivable
Tacoma, WA	Single-family	Note	$332,277	12/05/2025	9.00%	01/12/2026	$2,160	$—	$—	$2,492
Maple Heights, OH	Single-family	Note	$137,500	03/26/2025	9.30%	01/20/2026	$817	$9,733	$—	$1,066
Seattle, WA	Single-family	Note	$380,000	05/04/2023	9.50%	01/23/2026	$7,342	$30,121	$—	$5,834
Everett, WA	Single-family	Note	$297,500	12/05/2024	9.35%	03/10/2026	$5,311	$27,816	$—	$2,318
Tacoma, WA	Single-family	Note	$280,000	07/09/2025	10.00%	03/23/2026	$5,717	$13,950	$—	$2,333
Milton, WA	Single-family	Note	$495,000	05/16/2025	8.88%	04/08/2026	$11,837	$28,597	$—	$3,661
Edgewood, WA	Single-family	Note	$315,000	11/06/2025	9.00%	05/27/2026	$12,285	$4,331	$—	$2,363
			$2,237,277				$45,469	$114,548	$—	$20,067

(1) Refers to the balance of each note. UPB may not be equivalent to the total commitment made by the Fund.
(2) Represents the projected effective annual interest rate on each secured loan. The interest rate presented does not distinguish between interest that is paid current and interest that accrues to the maturity date, nor does it include any increases in interest rate that may occur in the future.
(3) May not be the original maturity date, nor does it take into account any extensions that may be available.
(4) Represents redemption fee income and interest received from a money market account.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Fund is not currently involved with any pending or threatening litigation against the Fund.

NOTE 5 –ACCRUED LIABILITIES

As of June 30, 2026 and December 31, 2025, the Fund had accrued liabilities of $27,230 and $81,751, respectively, of which $2,040 and $56,143 represented dividends payable to investors under its Regulation A+ Tier 2 offering. The remaining balances consist of other accrued operating expenses.

NOTE 6 - RELATED-PARTY FEES AND EXPENSES

The Manager, or its Affiliates, shall be entitled to receive the following fees:

Organizational and Offering Costs

Organizational and offering costs of the Fund may be paid by the Initial Member and/or affiliates on behalf of the Fund. These organizational and offering costs could include expenses to be paid by the Fund in connection with operating the Fund, the qualification of the Offering, and the distribution of shares. The Fund anticipates that the Fund will be obligated to reimburse the Initial Member and/or affiliates, as applicable, for organizational and offering costs paid by them on behalf of the Fund. The Initial Member has decided that the Fund shall only reimburse the Initial Member for the organizational and offering costs if the reimbursement does not jeopardize the health of the Fund.

The Fund will record a liability for organizational costs and offering costs payable to the Initial Member and/or affiliates when it is probable and estimable that a liability has been incurred in accordance with ASC 450, Contingencies. Without jeopardizing the health of the Fund and to maintain the objectives of returns to Investors of the fund, the Fund may book a liability with a corresponding reduction to equity for offering costs, and a liability and a corresponding expense to general and administrative expenses for organizational costs.

Asset Management Fee

The Fund will pay the Manager an annual asset management fee (the “Management Fee”), in an amount equal to one percent (1.0%) per annum (0.08333% per month) multiplied by the NAV as of the last day of the preceding month, calculated and paid monthly in arrears.

The Manager may deduct installments of the Management Fee when due from any cash distributions to which Investor Members would otherwise be entitled. If any such cash distribution is insufficient to cover the Management Fee in any month, the Investor Members will remit the difference to the Manager in subsequent distribution periods until the difference has been paid in full.

Acquisition Fee

Upon acquisition of fee simple interest in real estate, the Manager will be entitled to a fee equal to one percent (1.0%) if the acquisition dollar amount is greater than or equal to ten (10) million dollars and one- and one-half percent (1.50%) if it is less than ten (10) million dollars. For investments in entities that hold real estate or real estate related assets, the Manager will be entitled to a fee equal to three quarters of a percent (0.75%) of the cost of such investment. When a joint venture of which the fund is a member acquires a fee simple in real estate, the Manager will be entitled to a fee equal to one percent (1.00%) of the cost of the real estate multiplied by the Fund’s percentage interest if the joint venture is greater than or equal to ten (10) million dollars and one and one half percent (1.50%) if the cost of the real estate multiplied by the Fund’s percentage interest in the joint venture is less than ten (10) million dollars.

Disposition Fee

Upon the Fund selling or disposing of real estate, the Manager will be entitled to a fee equal to twenty-five basis points (0.25%) of the selling price of every fee simple interest in the real estate. Further, upon the Fund selling or disposing of a fee simple interest in real estate where it is a member of a joint venture, the Manager will be entitled to a fee equal to twenty-five basis points (0.25%) of the selling price of the real estate multiplied by the Fund’s percentage interest in the joint venture.

Financing Fee

When the Fund obtains financing for real estate owned, directly or indirectly, the Manager will be entitled to a fee equal to one percent (1%) of the gross amount of the financing. Further, upon the Fund obtaining financing of real estate where it is a member of a joint venture, the Manager will be entitled to a fee equal to one percent (1%) of the gross amount of the financing multiplied by the Fund’s percentage interest in the joint venture.

Property Management Fee

The Manager will be entitled to a fee of equal to five percent (5.00%) of the gross rental income of the Fund during the preceding month for all properties that the Fund owns in fee simple interest or through a joint venture.

Other Fees

If the Manager is able to engage the service of third parties, including but not limited to insurance brokers, real estate brokers, and property managers, at rates below the prevailing market rates, the Manager will be entitled to a fee equal to the difference between the negotiated fee and the prevailing rate.

Fees Incurred

The Fund recorded expenses of $69,748 and $85,051 related to the fees described above for the six months ended June 30, 2026 and 2025, respectively. These amounts consist of asset management fees and other fees payable to the Manager and its affiliates under the arrangements described above.

Related Party Balances

Amounts due to and from the Manager and its affiliates consist of accrued but unpaid fees and expenses paid by affiliates on the Fund’s behalf, and reimbursements owed to the Fund. These balances are non-interest bearing and due on demand. As of June 30, 2026 and December 31, 2025, related party balances were as follows:

	June 30, 2026	December 31, 2025
Related party receivable	$5,925	$49,363
Due to related parties	$9,413	$69,313

Recovery of Investment Loss

During the year ended December 31, 2025, the Manager committed to fund potential losses of up to $125,000 on one of the Fund’s private equity investments (see Note 3). During the six months ended June 30, 2026, the Sponsor, Concreit Inc., paid the Fund $125,000 in satisfaction of this commitment, which has been recognized as recovery of investment loss – related party in the statement of income. The payment is not repayable by the Fund, and the Manager and Sponsor have no further obligation under this commitment.

NOTE 7 – MEMBERS’ EQUITY

The Fund is authorized to sell an unlimited amount of Investor Shares.

The initial member interests were non-voting. The Fund received $1,243,325 and $66,842 in contributions from investor members in exchange for 1,295,130 and 69,627 Investor Shares during the six months ended June 30, 2026 and 2025, respectively. The Fund’s Investor Shares will not have voting rights except under the limited circumstances expressly provided in the Fund’s Operating Agreement.

The Fund has the ability to redeem Investor Shares through a Redemption Plan. The Fund may, at the Fund’s full discretion, choose to redeem Investor Shares presented for redemption for cash to the extent it has sufficient funds available. There is no assurance that there will be sufficient funds available for redemptions nor that the Manager will exercise its discretion to redeem such Investor Shares. During the six months ended June 30, 2026 and 2025, the Fund processed $1,982,812 and $892,086 in redemptions, representing 2,065,681 and 929,257 redeemed Investor Shares, respectively.

The Manager may, in its sole discretion, make and pay distributions of cash or other assets of the Fund to the Members. In determining cash flow available for distribution (the “Net Available Cash Flow”), the Manager may deduct any amounts necessary in its sole discretion in the following order of priority to (i) meet expenses and liabilities of the Fund, including the one percent (1%) Management Fee and establish reserves therefore, (ii) accommodate redemption requests under the Redemption Plan, and/or establish reserves therefore, and/or (iii) meet distributions under its Bonus Program and/or establish reserves therefore. Net capital event proceeds are not generally expected to be distributed. Distributions of $274,805 and $282,993 were declared during the six months ended June 30, 2026 and 2025, respectively.

Net Available Cash Flow will be determined as of the last day of each calendar month. Each Member’s share of each such distribution of Net Available Cash Flow will then be divided between the Members as follows:

(i)

First, one hundred percent (100%), pro rata to each Investor Member until such Investor Member has received aggregate distributions for any accrued and unpaid Preferred Return Hurdle. The “Preferred Return Hurdle” means five percent (5%) per annum (0.416667% per month) of the Investor Member’s investment amount, which will be prorated based on a three hundred sixty (360) day year (for the avoidance of doubt, this step is intended to represent the applicable calendar month and any remaining shortfall of the prorated portion of the Preferred Return Hurdle from the prior calculation periods of that fiscal year); and

(ii)	Thereafter, one hundred percent (100%) to the Investor Members.

NOTE 8 – SUBSEQUENT EVENTS

In connection with the preparation of the accompanying financial statements, the Manager has evaluated events and transactions occurring through the financial statements issuance date, September 15, 2026, for potential recognition or disclosure.

Offering

Subsequent to June 30, 2026 through September 15, 2026, the Fund received $585,940 in contributions from investor members and processed approximately $335,424 in redemptions.

Distributions

Subsequent to June 30, 2026 through September 15, 2026, the Fund declared and paid distributions of approximately $119,885.

Changes in Debt Investments Subsequent to June 30, 2026 through September 15, 2026 are as follows:

Location	Type of Property	Type of Investment	UPB (1)	Date of Acquisition	Interest Rate (2)	Maturity Date (3)	Payoff Date
Everett, WA	Single-family	Note	$270,998	05/29/2024	10.00%	05/04/2026	08/07/2026
Seattle, WA	Single-family	Note	$479,093	10/04/2024	10.00%	06/06/2026	07/14/2026
Kent, WA	Single-family	Note	$522,000	07/24/2026	9.00%	12/25/2026
Woodinville, WA	Single-family	Note	$363,000	08/12/2026	9.00%	12/30/2026
Fircrest, WA	Single-family	Note	$427,500	08/19/2026	9.00%	03/02/2027

(1) Refers to the balance of each note. UPB may not be equivalent to the total commitment made by the Fund.
(2) Represents the projected effective annual interest rate on each secured loan. The interest rate presented does not distinguish between interest that is paid current and interest that accrues to the maturity date, nor does it include any increases in interest rate that may occur in the future.
(3) May not be the original maturity date, nor does it take into account any extensions that may be available.

Item 4. Exhibits

Exhibit No.	Description

2.1*	Certificate of Formation
2.2*	Form of Second Amended and Restated Limited Liability Company Agreement
4.1*	Form of Subscription Agreement
4.2*	Form of Automatic Investment Agreement
6.1*	Management Services Agreement
6.1.1*	First Amended and Restated Management Services Agreement
6.2*	License Agreement
6.3*	Form of Broker-Dealer Agreement
6.4*	Form of Software and Services License Agreement
6.4.1*	Amendment to Software and Services License Agreement
8.1*	Form of Escrow Agreement
15.1*	Authorizing Resolution adopted by the Manager creating and setting forth the terms of the Investor Shares
15.2*	Redemption Plan
15.3*	Reinvestment Plan
15.4*	Form of NAV Supplement

* Previously filed.

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized in Seattle, Washington on September 15, 2026.

Concreit Fund I LLC

By:	Concreit Fund Management LLC, its Manager
By:	/s/ Sean Hsieh
Name: Sean Hsieh
Title: Sean Hsieh, CEO of Concreit Inc., Manager of
Concreit Fund Management LLC

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date
/s/Sean Hsieh	Sean Hsieh, CEO of Concreit Inc., Manager of Concreit Fund Management LLC	09/15/2026
/s/Sean Hsieh	Sean Hsieh, Chief Financial Officer of Concreit Fund I LLC	09/15/2026
/s/Chris Garnett	Chris Garnett, Chief Accounting Officer of Concreit Fund I LLC	09/15/2026